

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2025

Dr. Jonathan E. Lim
Chairman, Chief Executive Officer and Co-Founder
Erasca, Inc.
3115 Merryfield Row, Suite 300
San Diego, CA 92121

   **Re: Erasca, Inc.
    Registration Statement on Form S-3
    Filed August 12, 2025
    File No. 333-289537**

Dear Dr. Jonathan E. Lim:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Matthew T. Bush, Esq.